SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR JULY 30, 2003

STET Hellas Telecommunications S.A.

(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.

(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 30 July 2003 Announcing First Half 2003 Financial Results

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

30 July 2003

STET Hellas Telecommunications S.A.

	By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release Dated 30 July 2003 Announcing First Half 2003 Financial Results

STET HELLAS 1H03 FINANCIAL RESULTS

TOTAL REVENUES INCREASED 24.9%
EBITDA IMPROVED 25.8%
EBITDA MARGIN AT 35.4% OF SERVICE REVENUES
NET INCOME UP 47.7%
POSITIVE FREE CASH FLOW OF € 26.5 MILLION

ATHENS, July 30, 2003 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announces strong top line growth and profitability improvement in the first half of 2003. EBITDA improved by 25.8% reaching 35.4% of service revenues — or 33.7% of total revenues — while net income increased 47.7% year-on-year to € 40.7 million.

Total revenues increased 24.9% to € 380.6 million, up from € 304.7 million in the first half of 2002. Revenues from telecommunications services increased by 22.8% reaching € 362.4 million, representing 95.2% of total revenues.

The increase in revenues was mainly driven by:

—	Higher monthly fee revenues, that grew to € 48.7 million (up 29.8% year-on-year), deriving from the widespread uptake of our bundled-minutes based packages.

—	Continued strong improvement in outgoing traffic revenues that increased 22.2% year-on-year to € 156.4 million, as a result of significant growth in outgoing traffic of contract customers and the enlarged prepaid customer base.

—	Increased contribution of mobile-to-mobile interconnection revenues.

Blended ARPU for the period increased by 4.2% year-on-year to reach € 23.3, while contract ARPU grew by 12.2% to € 45.9, versus € 40.9 in the corresponding period of last year. Despite the decrease in tariffs, ARPU was more than compensated by the significant increase in total traffic volume, which reached 1.2 billion minutes, up 29.8% year-on-year. Average monthly traffic per customer increased to 80 minutes, from 73 minutes in the first half of 2002.

Cost of sales and services provided was € 151.7 million, representing 41.9% of service revenues, compared to last year’s level of 39.8%. This increase was mainly due to increased mobile-to-mobile interconnection charges, which — similar to the corresponding revenues, more than doubled year-on-year.

Selling, General and Administrative expenses for the first half of the year were € 149.8 million, compared to € 131.1 million for the same period of 2002. SG&A expenses represented 41.3% of service revenues in the period, dropping from 44.4% in the first half of 2002.

EBITDA (operating income before depreciation & amortization) for the period grew to € 128.3 million, increasing 25.8% year-on-year, reaching an EBITDA margin of 33.7% on total revenues or 35.4% on service revenues, versus 33.5% and 34.5% respectively, in the first half of 2002. When adjusted to exclude the effect of mobile-to-mobile interconnection, the 1H03 EBITDA margin increases to 38.8% of total revenues or 41.1% of service revenues.1

Operating income for the period reached € 75.0 million, a 39.4% increase year-on-year. Operating income as a proportion of service revenues increased to 20.7% during the first half of 2003, versus 18.2% in the corresponding period last year.

The company’s earnings before taxes grew by 51.4% to € 68.8 million, now representing 19.0% of service revenues versus 15.4% of service revenues in the first half of 2002.

Net income for the first half of 2003 increased by 47.7% to € 40.7 million, or 11.2% of service revenues, versus 9.3% in the first half of 2002.

Cash flow from operations increased to € 63.6 million versus € 12.1 million in the first half of 2002, fully financing capital expenditures of € 37.1 million, and resulting in positive levered free cash flow generation of € 26.5 million. 2

As a result, net financial debt dropped to € 230.8 million, versus € 246.5 million at the end of 2002.

The results are consolidated, unaudited and based on US Generally Accepted Accounting Principles (US GAAP).

“Our results for the first six months of 2003 clearly illustrate that STET Hellas is in a position to continue delivering strong improvement in both top and bottom line profitability, leading to increasing cash flow generation.” stated Mr. Nikolaos Varsakis, STET Hellas’ Chief Executive Officer. “We continue to lay the building-blocks on the threshold of the new mobile telephony environment, to secure further profitable growth over the demanding years to come. “

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 (AUDITED) and June 30, 2003 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31, 2002	June 30, 2003

	Euro	Euro	US $
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	35,581	51,301	59,005
Accounts receivable, net of allowance for doubtful accounts of € 38,266 as of December 31, 2002 and € 42,242, as of June 30, 2003	127,983	133,599	153,666
Inventories	7,715	7,863	9,043
Deferred income taxes	14,931	14,931	17,174
Other current assets	8,522	10,534	12,116

Total current assets	194,732	218,228	251,004

OTHER ASSETS
Other	2,280	2,439	2,805

	2,280	2,439	2,805

PROPERTY, PLANT AND EQUIPMENT
Cost	878,501	916,313	1,053,943
Less: Accumulated depreciation	(356,702)	(405,687)	(466,622)

	521,799	510,626	587,321

DISTRIBUTION NETWORK
Cost	29,347	29,347	33,755
Less: Accumulated amortization	(11,739)	(13,206)	(15,189)

	17,608	16,141	18,566

LICENSE:
Cost	257,652	266,772	306,842
Less: Accumulated amortization	(49,479)	(52,965)	(60,920)

	208,173	213,807	245,922

TOTAL ASSETS	944,592	961,241	1,105,618

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	159,785	120,253	138,314
Current maturities of long-term debt	—	74,067	85,192
Amounts due to related companies	8,003	18,739	21,553
Taxes other than income	3,969	9,237	10,624
Income taxes payable	40,508	43,710	50,275
Deferred revenue	24,528	22,287	25,634
Other current liabilities	14,581	10,875	12,509

Total current liabilities	251,374	299,168	344,101

LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	222,067	148,000	170,230
Long-term debt due to related companies	60,000	60,000	69,012
Staff retirement indemnities	1,217	1,484	1,706
Deferred income taxes	19,217	20,437	23,508
Other long-term liabilities	37,101	44,936	51,685

	339,602	274,857	316,141

COMMITMENTS AND CONTINGENCIES :	35,397	36,664	42,171

SHAREHOLDERS’ EQUITY:
Common Stock, € 1,52 par value December 31, 2002 and June 30, 2003 (Shares authorized issued and outstanding 83,193,220 in December 31, 2002 and June 30, 2003)	126,454	126,454	145,447
Additional Paid-in capital	71,186	71,186	81,878
Retained earnings and statutory reserves	120,579	152,912	175,880

Total shareholders’ equity	318,219	350,552	403,205

Total Liabilities and Shareholders’ Equity	944,592	961,241	1,105,618

Exchange rate used for the convenience translation of the June 30, 2003 balances: EUR 0.8694 to USD 1.00

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,

	2002	2003

	Euro	Euro	US $
OPERATING REVENUES:
Revenues from telecommunication services	295,152	362,411	416,846
Sales of handsets and accessories	9,525	18,163	20,892

Total Operating Revenues	304,677	380,574	437,738

COST OF SALES AND SERVICES PROVIDED:
Cost of services provided	(93,120)	(114,272)	(131,435)
Cost of sales of handsets and accessories	(24,389)	(37,466)	(43,093)

Total cost of sales and services provided	(117,509)	(151,738)	(174,528)

Gross profit	187,168	228,836	263,210

Provision for doubtful accounts	(2,275)	(4,018)	(4,622)
Selling, general and administrative expenses	(131,096)	(149,800)	(172,300)

Operating Income	53,797	75,018	86,288

Interest and other financial income/ (expense), net:
Interest expense	(8,416)	(6,238)	(7,177)
Interest income	41	784	902
Other financial income /(expense), net	7	(774)	(890)

	(8,368)	(6,228)	(7,165)

Income before income taxes	45,429	68,790	79,123
Provision for income taxes	(17,899)	(28,137)	(32,364)

Net Income	27,530	40,653	46,759

Net Income per share	0.33	0.49	0.56

Weighted average shares outstanding	83,193,220	83,193,220	83,193,220

Exchange rate used for the convenience translation of the June 30, 2003 balances: EUR 0.8694 to USD 1.00

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,

	2002	2003

	Euro	Euro	US $
Cash Flows from Operating Activities:
Net income	27,530	40,653	46,759
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	48,131	53,241	61,238
Deferred income taxes	(718)	2,492	2,867
Provision for staff retirement indemnities	—	235	271
Provision for commitments and contingencies	1,221	1,267	1,457
Provision for doubtful accounts	2,275	4,018	4,622

Changes in operating assets and liabilities:
Accounts receivable	(58,842)	(9,634)	(11,082)
Inventories	(2,690)	(148)	(169)
Other current assets	(1,465)	(2,012)	(2,313)
Accounts payable	(11,054)	(38,339)	(44,097)
Amounts due to related companies	(8,145)	10,736	12,348
Taxes other than income	7,514	5,268	6,058
Income taxes payable	6,301	3,202	3,682
Deferred revenue and other current liabilities	(1,246)	(7,218)	(8,304)
Other long-term liabilities and statutory reserves	3,346	—	—
Other non-current assets	(29)	(159)	(183)

Net Cash provided by Operating Activities	12,129	63,602	73,154

Cash Flows from Investing Activities:
Capital expenditures	(23,101)	(37,084)	(42,653)

Net Cash used in Investing Activities	(23,101)	(37,084)	(42,653)

Cash Flows from Financing Activities:
Repayments of short-term borrowings	(5,573)	—	—
Net movement in capital lease obligations	(1,508)	(2,479)	(2,851)
Payment of dividends	(7,487)	(8,319)	(9,569)

Net Cash used in Financing Activities:	(14,568)	(10,798)	(12,420)

Net increase/(decrease) in cash and cash equivalents	(25,540)	15,720	18,081
Cash and cash equivalents at beginning of period	29,614	35,581	40,925

Cash and cash equivalents at end of period	4,074	51,301	59,006

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
- Interest, net of amounts capitalized	6,081	4,205	4,837
- Income taxes	8,279	22,427	25,796

	14,360	26,632	30,633

Exchange rate used for the convenience translation of the June 30, 2003 balances: EUR 0.8694 to USD 1.00.

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
ANALYSIS OF OPERATING REVENUES AND EXPENSES (UNAUDITED)
AMOUNTS IN THOUSANDS

	Six months ended June 30,

	2002	2003

	Euro	Euro
A. OPERATING REVENUES
Monthly service fees	37,530	48,714
Airtime revenues
Outgoing calls	62,021	79,884
Incoming calls from OTE’s fixed line network	76,170	67,753
Incoming calls from other mobile operators’ network	20,744	52,640
Prepaid airtime cards	65,930	76,536
Roaming revenues from Company’s customers	7,013	6,806
Roaming from customers of international GSM network operators	10,256	11,408
Other	946	1,773
Data communications & messages	14,542	16,897

	257,622	313,697

Revenues from telecommunication Services	295,152	362,411

Operating revenue from equipment sales	9,525	18,163
Total operating revenues	304,677	380,574

B. COST OF SALES AND SERVICES PROVIDED
Interconnection charges from OTE	20,710	10,510
Interconnection charges from other mobile operators	19,258	51,640
Depreciation	32,655	30,748
Roaming charges from international GSM operators	6,349	5,596
Payroll	5,195	6,846
Leased lines	2,814	975
Utilities	2,211	2,429
SIM cards	698	644
Installations’ rentals	3,230	4,884
Total cost of services provided	93,120	114,272

Cost of sales of handsets and accessories	24,389	37,466
Total cost of sales and services provided	117,509	151,738

C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Commissions to dealers	48,476	48,042
Management fees	6,378	7,328
Advertising expenses	8,439	11,619
Payroll	15,911	16,385
Depreciation & amortization	15,476	22,493
Repairs & maintenance	12,154	16,176
Consultancy & other 3rd party fees	6,427	6,623
Provision for litigation and claims	3,608	1,267
Utilities	2,353	3,162
Rentals	5,829	5,863
Other	6,045	10,842
Total selling, general & administrative expenses	131,096	149,800

[1]

EBITDA Reconciliation

(In Euro thousands)	1H03	1H02	% Change

Total Revenues	380,574	304,677	24.9%
Total Operating Costs	305,556	250,880	21.8%
Operating Income	75,018	53,797	39.4%
Depreciation & Amortization	53,241	48,131	10.6%
EBITDA	128,259	101,928	25.8%
EBITDA margin on total revenues	33.7%	33.5%

“Adjusted” EBITDA Reconciliation
Adjusted to exclude the effect of mobile-to-mobile interconnection

(In Euro thousands)	1H03

Total Operating Revenues	380,574
Incoming calls from other mobile operators’ network	52,640
“Adjusted” Total Operating Revenues	327,934
Total Operating Costs	305,556
Interconnection charges from other mobile operators	51,640
“Adjusted” Total Operating Costs	253,916
“Adjusted” Operating Income	74,018
Depreciation & Amortization	53,241
“Adjusted” EBITDA	127,259
“Adjusted” EBITDA margin on total revenues	38.8%
“Adjusted” EBITDA margin on service revenues	41.1%

[2] Levered Free Cash flow defined as “Net Cash provided by Operating Activities” minus “Net Cash used in Investing Activities”.

Contact:  Investor Relations: Rania Bilalaki  +30 210 615 8585

— END —

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.6 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.